
13000876

2012 ANNUAL REPORT


SEC MAIL PROCESSING
RECEIVED
MAR 2 0 2013
WASH, D.C.
193
SECTION


IKONICS®
Corporation

NASDAQ LISTED: IKNX

CONTENTS

CORPORATE PROFILE

2012 Net Sales $17,312,407

Earnings per common share (diluted) $0.35

Company founded 1952

Employees 73

NASDAQ Symbol .... IKNX

COMPANY OVERVIEW

IKONICS is a corporation with four important technology platforms: Ultraviolet (UV) reactive chemistry, film coating and construction, industrial inkjet printing and technical powder blasting. IKONICS combines these technologies in various ways to create products and services for screen printers, manufacturers of awards and trophies, manufacturers of textured molds for plastic injection, and the custom machining of advanced composite materials and electronic wafers.

IKONICS customer base includes over 25,000 end-users of its screen printing and awards and trophy products, suppliers to the worldwide automotive industry, and major civilian and military electronics and aerospace companies. IKONICS products and services are used to manufacture products that range from T-shirts to the latest automobiles to the most advanced commercial and military aircraft.

IKONICS key technologies are developed internally, and the Company has a strong patent and trade secret position. All manufacturing is done in Duluth.

This range of technologies, markets, and the Company's strong financial condition makes IKONICS a very robust company, and the Company believes it is buffered against many of the vagaries of the market and the economy. IKONICS' commitment to a range of new technologies gives the Company substantial growth potential.

Letter to Shareholders

The year ended on a strong note with 2012 fourth quarter sales up 8% compared to the fourth quarter of 2011, and earnings at $0.14 per share, representing a 109% increase compared to the fourth quarter of 2011. The Company ended 2012 with record sales of $17,312,000 – a 3% increase over 2011. Earnings for the year ended up at $0.35 per share – essentially the same as 2011.

While our patient investment in DTX and Micro-Machining technologies continues to depress earnings, significant progress was made, particularly with our Micro-Machining customers in the aerospace industry. In addition to ongoing business related to the Boeing 747-8, we have received a blanket order for product for the Airbus A350, which we expect to grow as the A350 is placed into production. We also have orders, beginning in 2013, for acoustic liners from a major jet engine manufacturer, and I anticipate that this product line will grow during the year. Consequently, we are expanding our manufacturing capability, adding both equipment and people. I believe that these exciting developments not only portend a profitable business for IKONICS, but are a validation of our unique technology by a very sophisticated industry.

During the year, we also invested significantly in strengthening our patent position for both Micro-Machining and DTX. Our domestic screen print market was also a star performer in 2012, with sales up 7% over last year while competing in a difficult market.

During the fourth quarter of 2012, we paid a $1.00 per share, one-time special cash dividend, amounting to approximately $2,000,000. As of December 31, 2012, we had $2.4 million of cash and short-term investments compared to $3.9 million at the end of the third quarter of 2012, and we continue to generate a strong cash flow. I believe our current cash and investments and their projected growth is more than sufficient to meet our growth plans. We have no long term debt.

WILLIAM C. ULLAND

Chairman, President & CEO March 19, 2013

Management's discussion and analysis of financial condition and results of operations

The following management discussion and analysis focuses on those factors that had a material effect on the Company's financial results of operations and financial condition during 2012 and 2011 and should be read in connection with the Company's audited financial statements and notes thereto for the years ended December 31, 2012 and 2011, included herein.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements made in this Annual Report, including those summarized below, are forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, and actual results may differ. Factors that could cause actual results to differ include those identified below.

The expectation that the Company will obtain a similar line of credit when its current line of credit expires in October 2013. The belief that the Company's current financial resources, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations and capital expenditures. The belief that the Company's low debt levels and available line of credit make it unlikely that a decrease in product demand would impair the Company's ability to fund operations – Changes in anticipated operating results, credit availability, equity or debt market conditions, macroeconomic conditions or the Company's debt levels may further enhance or inhibit the Company's ability to maintain or raise appropriate levels of cash or to renew its line of credit.

The Company's expectations as to the level and use of planned capital expenditures and that capital expenditures will be funded with cash generated from operating activities – This expectation may be affected by changes in the Company's anticipated capital expenditure requirements resulting from unforeseen required maintenance, repairs or capital asset additions. The funding of planned or unforeseen expenditures may also be affected by changes in anticipated operating results resulting from decreased sales, lack of acceptance of new products, increased operating expenses, changes to the aerospace industry or the production timelines of the Company's customers in that industry or by other unexpected events affecting the Company's financial position.

The Company's belief that its vulnerability to foreign currency fluctuations and general economic conditions in foreign countries is not significant – This belief may be impacted by economic, political and social conditions in foreign markets, changes in regulatory and competitive conditions, a change in the amount or geographic focus of the Company's international sales, or changes in purchase or sales terms.

The Company's plans to continue to invest in research and development efforts, expedite internal product development and form technological alliances, as well as the expected focus and results of such investments – These plans and expectations may be impacted by general market conditions, unanticipated changes in expenses or sales, delays in the development of new products, technological advances, the ability to find suitable and willing technology partners or other changes in competitive or market conditions.

The Company's belief that its Chromaline Screen Print Product and IKONICS Imaging units will continue to grow and prosper – The growth and results from these units will depend on the strength of the U.S. economy overall, the cost of raw materials, new product introductions by the Company's current competitors or new competitors and maintenance of the Company's reputation for high-quality products.

The Company's expectation that it will continue efforts to grow its business internationally – The time management has to focus on international expansion, the sufficiency of the Company's financial resources and results of operation to support international expansion, the success of the Company's existing international operations, changes in foreign laws, and global political, social or economic events (including terrorist attacks and security concerns in general) could influence the level of the Company's efforts to grow its business internationally.

Critical accounting policies and estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. Therefore, the Company is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies and estimates which IKONICS believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Trade Receivables – The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by review of the current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same collection history that has occurred in the past. The general payment terms are net 30-45 days for domestic customers and net 30-90 days for foreign customers. A small percentage of the trade receivables balance are denominated in a foreign currency with no concentration in any given country. At the end of each reporting period, the Company analyzes the receivable balance for customers paying in a foreign currency. These balances are adjusted to each quarter or year end spot rate in accordance with FASB ASC 830, Foreign Currency Matters.

Inventories – Inventories are valued at the lower of cost or market value using the last in, first out (LIFO) method. The Company monitors its inventory for obsolescence and records reductions from cost when required.

Self-Funded Medical Insurance – Beginning in January 2012, the Company moved from a fully insured to a self-funded medical insurance plan. The Company contracted with an administrative service company or a "third party administrator" to supervise and administer the program and act as the Company's fiduciary and representative. The Company has reduced its risk under this self-funded plan by purchasing both specific and aggregate stop-loss insurance coverage for individual claims and total annual claims in excess of prescribed limits. The Company records estimates for claim liabilities based on information provided by the third-party administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. The Company regularly monitors its estimated insurance-related liabilities. Actual claims experience may differ from the Company's estimates. Costs related to the administration of the plan and related claims are expensed as incurred. The total liability for self-funded medical insurance was $54,000 as of December 31, 2012 and is included within other accrued expenses in the consolidated balance sheet.

Income Taxes – At December 31, 2012, the Company had net current deferred tax assets of $142,000 and net noncurrent deferred tax liabilities of $366,000. The deferred tax assets and liabilities result primarily from temporary differences in property and equipment, accrued expenses, and inventory reserves. In connection with the recording of an impairment charge that occurred prior to 2011 as described below, the Company has recorded a deferred tax asset and corresponding full valuation allowance in the amount of $323,000 as it is more likely than not that this asset will not be realized. As of December 31, 2012 the fully reserved $323,000 deferred tax asset related to the capital loss can be carried forward two years and must be offset by a capital gain. The Company has determined that is more likely than not that the remaining deferred tax assets will be realized and that an additional valuation allowance for such assets in not currently required. The Company accounts for its uncertain tax positions under the provision of FASB ASC 740, Income Taxes. At December 31, 2012 and 2011, the Company had no reserves for uncertain tax positions.

Revenue Recognition – The Company recognizes revenue on sales of products when title passes which can occur at the time of shipment or when the goods arrive at the customer location depending on the agreement with the customer. The Company sells its products to both distributors and end-users. Sales to distributors and end-users are recorded based upon the criteria governed by the sales, delivery, and payment terms stated on the invoices from the Company to the purchaser. In addition to transfer of title / risk of loss, all revenue is recorded in accordance with the criteria outlined within SAB 104 and FASB ASC 605 Revenue Recognition:

a.) persuasive evidence of an arrangement (principally in the form of customer sales orders and the Company's sales invoices)

b.) delivery and performance (evidenced by proof of delivery, e.g. the shipment of film and substrates with bill of lading used for proof of delivery for FOB shipping point terms, and the carrier booking confirmation report used for FOB destination terms). Once the finished product is shipped and physically delivered under the terms of the invoice and sales order, the Company has no additional performance or service obligations to complete

c.) a fixed and determinable sales price (the Company's pricing is established and is not based on variable terms, as evidenced in either the Company's invoices or the limited number of distribution agreements; the Company rarely grants extended payment terms and has no history of concessions)

d.) a reasonable likelihood of payment (the Company's terms are standard, and the Company does not have a substantial history of customer defaults or non-payment)

Sales are reported on a net basis by deducting credits, estimated normal returns and discounts. The Company's return policy does not vary by geography. The customer has no rotation or price protection rights and the Company is not under a warranty obligation. Freight billed to customers is included in sales. Shipping costs are included in cost of goods sold.

Results of Operations

YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011

Sales – The Company's net sales increased 3.2% in 2012 to a record $17.3 million compared to net sales of $16.8 million in 2011. Domestic realized a 6.6% sales increase as sales grew from $6.7 million in 2011 to $7.1 million in 2012, as both film and emulsion sales were stronger in 2012 due to improved distribution in the central region of the United States. IKONICS Imaging also realized a 3.5% sales increase in 2012. IKONICS Imaging's growth was mainly due to improved equipment sales volumes. Other sales in 2012 of $1.0 million were flat with 2011 sales. Other sales in 2012 benefitted from improved DTX film sales and the sale of a DTX printer. The Company anticipates that in the future, DTX printer sales will be made directly by its strategic printer manufacturing partners and not the Company. Offsetting these increases in Other sales were decreases in Micro-Machining due to a temporary purchasing delay at a large aerospace customer and a non-repeating contract the Company fulfilled in 2011 in addition to the Company deemphasizing the machining of marginally profitable electronic wafers and shifting its emphasis to the machining of composites for the aerospace industry. Weaker sales to the Middle East resulted in a 0.5% decrease in Export sales as sales dropped from $5.6 million in 2011 to $5.5 million in 2012.

Gross Profit – Gross profit in 2012 was $6.9 million, or 40.1% of sales, compared to $6.7 million, or 40.0% of sales in 2011. Domestic, Export and IKONICS Imaging all realized small gross profit percentage improvement. The gross margin percentage increases were mainly due to a combination of higher sales volumes and price increases. The Other gross margin decreased from 58.0% in 2011 to 39.3% in the 2012 period due to a decrease in the higher margin Micro-Machining sales and the sale of a lower margin DTX printer which did not occur in 2011.

Selling, General and Administrative Expenses – Selling, general and administrative expenses were $5.3 million, or 30.5% of sales, in 2012 compared to $5.2 million, or 30.8% of sales in 2011. The increase in selling, general and administrative expenses reflects higher expenses to support the Company's DTX initiative along with increased Export sales expenses related to the Company's efforts to expand its presence in both Europe and Asia. Lower Domestic and IKONICS Imaging sales expenses along with a decrease in Micro-Machining consulting expenses partially offset these increases.

Research and Development Expenses – Research and development expenses in 2012 were $630,000, or 3.6% of sales, versus $512,000, or 3.1% of sales, in 2011. The 2012 increase is partially related to a $23,000 abandonment of patent applications. The Company records patent application costs as an asset and amortizes those costs upon successful completion of the application process or expenses those costs when an application is abandoned. Additional costs were also incurred for increased staffing and production trials along with higher lab supply expenses.

Interest Income – The Company earned $12,000 of interest income in 2012 compared to $17,000 in 2011. The interest earned in 2012 and 2011 is related to interest received from the Company's short-term investments, which consist of fully insured certificates of deposit with remaining maturities ranging from 3 to 8 months.

Income Taxes – During 2012, the Company realized income tax expense of $351,000, or an effective rate of 33.6%, compared to income tax expense of $345,000, or an effective rate of 33.1%, for the same period in 2011. The income tax provision for the 2012 and 2011 periods differs from the expected tax expense due to the benefits of the domestic manufacturing deduction and state credits for research and development. The 2011 income tax provision also benefitted from federal credits for research and development. The 2012 income provision did not benefit from federal credits for research and development as these credits were not approved until after December 31, 2012.

Liquidity and Capital Resources

The Company has financed its operations principally with funds generated from operations. These funds have been sufficient to cover the Company's normal operating expenditures, annual capital requirements, research and development expenditures, and a one-time dividend distribution.

Cash and cash equivalents were $968,000 and $1,867,000 at December 31, 2012 and 2011, respectively. In addition to its cash, the Company also held $1,442,000 of short-term investments as of December 31, 2012 and $1,835,000 of short-term investments as of December 31, 2011. The Company generated $1,182,000 in cash from operating activities during 2012, compared to generating $794,000 of cash from operating activities in 2011. Cash provided by operating activities is primarily the result of the net income adjusted for non cash depreciation and amortization, deferred taxes, and certain changes in working capital components discussed in the following paragraph.

During 2012, inventories increased by $444,000. In addition to increased finished goods levels, part of the inventory increase is related to increased raw material purchases to take advantage of volume discounts and to protect against future price increases. The trade receivables decrease of $121,000 is related to improved collections. The $42,000 increase in prepaid expenses and other assets is related to the purchases of equipment utilized for sales promotion. Accounts payable increased $44,000 due to the timing of payments to and purchases from vendors while accrued liabilities increased $58,000 due to the timing of the Company's payroll and customer prepayments. Income taxes payable increased $84,000 and the Company's income tax receivable decreased $59,000 due to timing of estimated 2012 tax payments compared to the calculated 2012 tax liability.

During 2012, investing activities used $172,000. Purchases of property and equipment were $567,000, mainly for manufacturing equipment, mandatory elevator upgrades and three vehicles. The Company realized $59,000 in proceeds from the sale of three vehicles and on a like-kind equipment exchange. Also in 2012, the Company incurred $57,000 in patent application costs that the Company records as an asset and amortizes upon successful completion of the application process. The Company also invested $1,858,000 in nine fully insured certificates of deposit during 2012. Eleven certificates of deposit totaling $2,250,000 matured during 2012.

During 2011, investing activities used $289,000. The Company's purchases of property and equipment for the year were $622,000. These purchases were mainly for equipment to upgrade the capabilities of the Company's DTX and Micro-Machining operations, equipment to improve product quality and capacity, mandatory elevator improvements, one vehicle and hardware to upgrade the Company's computer network. Also during 2011, the Company incurred $60,000 in patent application costs that the Company records as an asset and amortizes upon successful completion of the application process. The Company also invested $2,446,000 in twelve fully insured certificates of deposits during 2011. Fourteen certificates of deposit totaling $2,829,000 matured during 2011.

In 2012, financing activities used $1,909,000 as the Company declared and paid a one-time special cash dividend of $1.00 per share. The total dividend paid was $1,998,000. The Company also received $89,000 from the issuance of 13,888 shares of common stock from the exercise of stock options. During 2011, the Company received $71,000 from financing activities as the Company received $73,000 from the issuance of 11,500 shares of common stock from the exercise of stock options. The Company used $2,100 in financing activities during 2011 to repurchase 270 shares of its own stock.

A bank line of credit exists providing for borrowings of up to $1,250,000 through October 30, 2013. The Company expects to obtain a similar line of credit when the current line of credit expires. The line of credit is collateralized by trade receivables and inventories and bears interest at 2.5 percentage points over the 30-day LIBOR rate. The Company did not utilize this line of credit during 2012 and 2011 and there were no borrowings outstanding as of December 31, 2012 and 2011. There are no financial covenants related to the line of credit.

The Company believes that current financial resources, its line of credit, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations. The Company also believes that its low debt levels and available line of credit make it unlikely that a decrease in demand for the Company's products would impair the Company's ability to fund operations.

Capital expenditures

During 2012, the Company had $567,000 of capital expenditures. Capital expenditures in 2012 were mainly for manufacturing equipment upgrades to increase capacity and improve product quality. The Company also incurred expenditures related to mandatory elevator upgrades and the purchase of three vehicles.

In 2011, the Company had $622,000 in capital expenditures. Capital expenditures in 2011 were for equipment to upgrade the capabilities of the Company's DTX and Micro-Machining operations, equipment to improve product quality and capacity, mandatory elevator improvements, one vehicle and hardware to upgrade the Company's computer network. In addition, the Company transferred $227,000 of DTX equipment from inventory to equipment during the year. The DTX equipment was purchased for inventory in 2010. Instead of offering the DTX equipment for sale, the Company decided it would be necessary to keep the equipment for product testing and customer demonstrations.

The Company expects capital expenditures in 2013 of approximately $725,000. The planned expenditures primarily will be for manufacturing equipment necessary for anticipated Micro-Machining aerospace business. The Company will also incur expenditures to improve its ability to test and demonstrate products. These commitments are expected to be funded with cash generated from operating activities.

International activity

The Company markets its products in numerous countries in all regions of the world, including North America, Europe, Latin America, and Asia. The Company's 2012 foreign sales of $5,523,000 were approximately 31.9% of total sales, compared to the 2011 foreign sales of $5,556,000, which were 33.1% of total sales. The small decrease in foreign sales in 2012 was primarily due to a 20.0% decrease in sales to the Middle East. The Company is exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and the Company's results of operations are affected by fluctuations in foreign currency exchange rates. Fluctuations in foreign currencies have not significantly impacted the Company's operations because the Company's foreign sales are not concentrated in any one region of the world. The Company believes its vulnerability to uncertainties due to foreign currency fluctuations and general economic conditions in foreign countries is not significant.

The Company's foreign transactions are primarily negotiated, invoiced and paid in U.S. dollars, while a portion is transacted in Euros. IKONICS has not implemented an economic hedging strategy to reduce the risk of foreign currency translation exposures, which management does not believe to be significant based on the scope and geographic diversity of the Company's foreign operations as of December 31, 2012. Furthermore, the impact of foreign exchange on the Company's balance sheet and operating results was not material in either 2012 or 2011.

Future outlook

IKONICS has spent on average approximately 3%- 4% of its sales dollars for the past few years in research and development and has made capital expenditures related to its DTX and Micro-Machining programs. The Company plans to maintain its efforts in this area and expedite internal product development as well as form technological alliances with outside experts to commercialize new product opportunities.

The Company continues to make progress on its new Micro-Machining business initiative. The Company has entered into agreements with several major aerospace companies to determine the feasibility of using its unique technologies in the production of military and commercial aircraft. The Company is currently supplying products to two aerospace companies for use in the construction of new generation commercial aircraft. Although sequestration of the Department of Defense budget and delays in the launching of new commercial aircraft fleets could adversely affect some of these sales, progress is being made on a number of its in-house feasibility projects, and the Company believes that several of these could lead to ongoing business. In anticipation of this business, the Company is expanding its Micro-Machining manufacturing capacity.

The Company is also continuing to make progress on its DTX business initiatives. In addition to its growing inkjet technology business, the Company is having a good market reception to its complementary photographic technology film aimed at smaller users and has introduced a fluid for use in protoyping. The Company is currently working with its DTX customers on training, production optimization, and product improvements. The Company has been awarded European and United States patents on its DTX technologies.

Domestically, both the Chromaline Screen Print Product and its IKONICS Imaging units remain profitable mature markets and require aggressive strategies to grow market share. Although there will be challenges, the Company believes these businesses will continue to grow and prosper. In addition to its traditional emphasis on domestic markets, the Company will continue efforts to grow its business internationally by attempting to develop new markets and expanding market share where it has already established a presence.

Other future activities undertaken to expand the Company's business may include acquisitions, building improvements, equipment additions, new product development and marketing opportunities.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Recent accounting pronouncements

None

Market for common equity and related stockholder matters

The Company's Common Stock is traded on the Nasdaq Capital Market under the symbol IKNX. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for the Company's Common Stock as reported on the Nasdaq Capital Market for the periods indicated.

Fiscal Year Ended December 31, 2012:	High	Low
First Quarter	$ 9.10	$ 7.03
Second Quarter	9.35	7.54
Third Quarter	9.45	7.70
Fourth Quarter	9.39	7.75

Fiscal Year Ended December 31, 2011:		
First Quarter	$ 8.94	$ 6.90
Second Quarter	8.75	7.46
Third Quarter	8.50	7.25
Fourth Quarter	8.77	7.30

As of February 23, 2013, the Company had approximately 633 shareholders. Declaration and payment of dividends is within the sole discretion of the Company's board of directors. During the fourth quarter of 2012, the Company declared a one-time special cash dividend of $1.00 per share, paid on December 31, 2012, amounting to $1,998,475. This was the first and only cash dividend paid in the Company's history.

Management's report

The financial statements of IKONICS Corporation have been prepared by Company management who are responsible for their content. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect estimates based on judgements of management.

The financial statements have been audited by McGladrey LLP, an independent registered public accounting firm.

The Audit Committee of the Board of Directors, comprised of outside directors, meets periodically with the independent auditors and management to discuss the company's internal accounting controls and financial reporting matters. Our independent registered public accounting firm has unrestricted access to the Audit Committee, without management present, to discuss the results of their audit, the adequacy of internal accounting controls, and the quality of financial reports.

WILLIAM C. ULLAND
Chairman, President & CEO

JON GERLACH
Chief Financial Officer & V.P. Finance

Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on management's assessment and those criteria, management believes that, as of December 31, 2012, the Company maintained effective internal control over financial reporting.

WILLIAM C. ULLAND
Chairman, President & CEO

JON GERLACH
Chief Financial Officer & V.P. Finance

Report of independent registered public accounting firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
IKONICS CORPORATION

We have audited the accompanying balance sheets of IKONICS Corporation as of December 31, 2012 and 2011, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IKONICS Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP
Minneapolis, Minnesota
March 5, 2013

BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

ASSETS	**2012**	**2011**
CURRENT ASSETS:		
Cash and cash equivalents (Note 7)	$ 967,943	$ 1,867,165
Short-term investments	1,442,939	1,835,003
Trade receivables, less allowance of $43,000 in 2012 and $51,000 in 2011 (Notes 5, 7, and 9)	2,060,312	2,180,947
Inventories (Notes 1 and 9)	2,678,864	2,234,834
Prepaid expenses and other assets	124,983	82,923
Income tax receivable	-	59,322
Deferred income taxes (Note 2)	142,000	144,000
Total current assets	7,417,041	8,404,194
PROPERTY, PLANT, AND EQUIPMENT, AT COST:		
Land and building	6,063,965	5,982,799
Machinery and equipment	3,219,598	3,021,053
Office equipment	700,062	662,160
Vehicles	237,488	235,000
	10,221,113	9,901,012
Less accumulated depreciation	4,759,235	4,464,110
	5,461,878	5,436,902
INTANGIBLE ASSETS, less accumulated amortization of $482,107 in 2012 and $427,454 in 2011 (Note 3)	305,357	326,362
	$ 13,184,276	$ 14,167,458

LIABILITIES AND STOCKHOLDERS' EQUITY	**2012**	**2011**
CURRENT LIABILITIES:		
Accounts payable	$ 593,922	$ 549,532
Accrued compensation	265,822	244,173
Other accrued liabilities	81,635	45,210
Income taxes payable	82,152	-
Total current liabilities	1,023,531	838,915
DEFERRED INCOME TAXES (Note 2)	366,000	338,000
Total liabilities	1,389,531	1,176,915
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $.10 per share; authorized 250,000 shares: issued none	-	-
Common stock, par value $.10 per share; authorized 4,750,000 shares: issued and outstanding 1,998,475 shares in 2012 and 1,984,587 shares in 2011 (Note 6)	199,848	198,459
Additional paid-in capital	2,470,507	2,363,150
Retained earnings	9,124,390	10,428,934
Total stockholders' equity	11,794,745	12,990,543
	$ 13,184,276	$ 14,167,458

See notes to financial statements.

Statements of Income

YEARS ENDED DECEMBER 31, 2012 AND 2011

		2012		2011
NET SALES	$	17,312,407	$	16,780,262
COST OF GOODS SOLD		10,367,563		10,070,852
GROSS PROFIT		6,944,844		6,709,410
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		5,282,187		5,171,147
RESEARCH AND DEVELOPMENT EXPENSES		629,776		512,259
		5,911,963		5,683,406
INCOME FROM OPERATIONS		1,032,881		1,026,004
INTEREST INCOME		12,050		17,253
INCOME BEFORE INCOME TAXES		1,044,931		1,043,257
FEDERAL AND STATE INCOME TAXES (NOTE 2)		351,000		345,000
NET INCOME	$	693,931	$	698,257
EARNINGS PER COMMON SHARE:				
Basic	$	0.35	$	0.35
Diluted	$	0.35	$	0.35
WEIGHTED AVERAGE COMMON SHARES:				
Basic		1,988,066		1,981,848
Diluted		1,990,847		1,986,041

See notes to financial statements.

Statements of Stockholders' Equity

YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Shares		Stock Amount		Additional Paid-In Capital		Retained Earnings		Total Stockholders' Equity
Balance At December 31, 2010	1,973,357	$	197,336	$	2,263,176	$	9,732,435	$	12,192,947
Net Income	-		-		-		698,257		698,257
Exercise of stock options	11,500		1,150		72,060		-		73,210
Common Stock Repurchased	(270)		(27)		(294)		(1,758)		(2,079)
Tax benefit resulting from stock option exercises	-		-		1,518		-		1,518
Stock based compensation and related tax benefit	-		-		26,690		-		26,690
Balance At December 31, 2011	1,984,587		198,459		2,363,150		10,428,934		12,990,543
Net income	-		-		-		693,931		693,931
Exercise of stock options	13,888		1,389		87,639		-		89,028
Cash dividend paid	-		-		-		(1,998,475)		(1,998,475)
Tax benefit resulting from stock option exercises	-		-		1,900		-		1,900
Stock based compensation and related tax benefit	-		-		17,818		-		17,818
Balance At December 31, 2012	1,998,475	$	199,848	$	2,470,507	$	9,124,390	$	11,794,745

See notes to financial statements.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOW FROM OPERATING ACTIVITIES:		
Net Income	$ 693,931	$ 698,257
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation	489,206	415,821
Amortization	54,653	50,471
Stock based compensation	17,818	26,690
Net gain on sale of vehicles and equipment exchange	(7,163)	(1,353)
Loss on intangible asset abandonment	23,122	805
Deferred income taxes	30,000	180,000
CHANGES IN WORKING CAPITAL COMPONENTS:		
Trade receivables	120,635	(297,519)
Inventories	(444,030)	(263,809)
Prepaid expenses and other assets	(42,060)	(18,958)
Income tax refund receivable	59,322	(59,322)
Accounts payable	44,390	107,702
Accrued liabilities	58,074	(38,681)
Income taxes payable	84,052	(6,572)
Net cash provided by operating activities	1,181,950	793,532
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(566,519)	(621,598)
Proceeds from sale of equipment and vehicles	59,500	10,200
Purchases of intangibles	(56,770)	(60,470)
Purchases of short-term investments	(1,857,990)	(2,446,359)
Proceeds from sale of short-term investments	2,250,054	2,829,346
Net cash used in investing activities	(171,725)	(288,881)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repurchase of common stock	-	(2,079)
Cash dividend paid	(1,998,475)	-
Proceeds from exercise of stock options	89,028	73,210
Net cash provided by (used in) financing activities	(1,909,447)	71,131
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(899,222)	575,782
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,867,165	1,291,383
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 967,943	$ 1,867,165
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes, net of refunds received of $61,650 and $4,090, respectively	$ 177,626	$ 230,894
SUPPLEMENTAL SCHEDULE OF NONCASH OPERATING AND INVESTING ACTIVITIES		
Equipment transferred from inventory to property, plant and equipment	$ -	227,039

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Foreign Export Sales - IKONICS Corporation (the Company) develops and manufactures high-quality photochemical imaging systems for sale primarily to a wide range of printers and decorators of surfaces. Customers' applications are primarily screen printing and abrasive etching. The Company's principal markets are throughout the United States. In addition, the Company sells to Europe, Latin America, Asia, and other parts of the world. The Company extends credit to its customers, all on an unsecured basis, on terms that it establishes for individual customers.

Foreign export sales approximated 31.9% of net sales in 2012 and 33.1% of net sales in 2011. The Company's trade receivables at December 31, 2012 and 2011 due from foreign customers were 34.4% and 35.9% of total trade receivables, respectively. The foreign export receivables are composed primarily of open credit arrangements with terms ranging from 30 to 90 days. No single customer or foreign country represented greater than 10% of net sales in 2012 or in 2011.

The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 5, 2013, the date the financial statements were issued.

A summary of the Company's significant accounting policies follows:

Cash Equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds in which the carrying value approximates market value because of the short maturity of these instruments. The money market fund utilized by IKONICS invests in United States dollar denominated securities that present minimal credit risk and consist of investments in debt securities issued or guaranteed by the United States government or by United States government agencies or instrumentalities and repurchase agreements fully collateralized by the United States Treasury and United States government securities.

Short-Term Investments - Short-term investments consist of fully insured certificates of deposit with remaining maturities ranging from eight to twelve months as of December 31, 2012 and 2011, respectively.

Trade Receivables - Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on an on-going basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Accounts are considered past due if payment is not received according to agreed-upon terms.

A small percentage of the trade receivables balance is denominated in a foreign currency with no concentration in any given country. At the end of each reporting period, the Company analyzes the receivable balance for customers paying in a foreign currency. These balances are adjusted to each quarter or year end spot rate in accordance with FASB ASC 830, Foreign Currency Matters. Foreign currency transactions and translation adjustments did not have a significant effect on the Balance Sheet or the Statements of Income, Stockholders' Equity and Cash Flows for 2012 and 2011.

Inventories - Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) cost method had been used, inventories would have been approximately $1,246,000 and $1,213,000 higher than reported at December 31, 2012 and 2011, respectively. The major components of inventories, net of the allowance for obsolescence, are as follows:

	2012	2011
Raw Materials	$ 2,072,540	$ 1,811,219
Work-in-progress	373,512	338,284
Finished goods	1,478,444	1,298,616
Reduction to LIFO cost	(1,245,632)	(1,213,285)
Total Inventories	$ 2,678,864	$ 2,234,834

Depreciation - Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

	Years
Buildings	15-40
Machinery and equipment	5-10
Office equipment	3-10
Vehicles	3

Intangible Assets – Intangible assets consist of patents, licenses and covenants not to compete arising from business combinations. Intangible assets are amortized on a straight-line basis over their estimated useful lives or agreement terms. Intangible assets with indefinite lives are assessed for impairment whenever events or circumstances indicate the carrying value may not be fully recoverable by comparing the carrying value of the intangibles to their future undiscounted cash flows. To the extent the undiscounted cash flows are less than the carrying value, analysis is performed based on several criteria, including, but not limited to, revenue trends, discounted operating cash flows and other operating factors to determine the impairment amount.

As of December 31, 2012 the remaining estimated weighted average useful lives of intangible assets are as follows:

	Years
Patents	15.3
Licenses	4.5
Non-compete agreements	1.6

Fair Value of Financial Instruments – The carrying amounts of financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short maturities of these instruments.

Revenue Recognition - The Company recognizes revenue on sales of products when title passes which can occur at the time of shipment or when the goods arrive at the customer location depending on the agreement with the customer. The Company sells its products to both distributors and end-users. Sales to distributors and end-users are recorded based upon the criteria governed by the sales, delivery, and payment terms stated on the invoices from the Company to the purchaser. In addition to transfer of title / risk of loss, all revenue is recorded in accordance with the criteria outlined within SAB 104 and FASB ASC 605 Revenue Recognition:

(a) persuasive evidence of an arrangement (principally in the form of customer sales orders and the Company's sales invoices, as generally there is no other formal agreement underlying the sale transactions)

(b) delivery and performance (evidenced by proof of delivery, e.g. the shipment of film and substrates with bill of lading used for proof of delivery for FOB shipping point terms, and the carrier booking confirmation report used for FOB destination terms. Once the finished product is shipped and physically delivered under the terms of the invoice and sales order, the Company has no additional performance or service obligations to complete)

(c) a fixed and determinable sales price (the Company's pricing is established and is not based on variable terms, as evidenced in either the Company's invoices or the limited number of distribution agreements; the Company rarely grants extended payment terms and has no history of concessions)

(d) a reasonable likelihood of payment (the Company's terms are standard, and the Company does not have a substantial history of customer defaults or non-payment)

Sales are reported on a net basis by deducting credits, estimated normal returns and discounts. The Company's return policy does not vary by geography. The customer has no rotation or price protection rights and the Company is not under a warranty obligation. Freight billed to customers is included in sales. Shipping costs are included in cost of goods sold.

Self-Funded Medical Insurance - Beginning in January 2012, the Company moved from a fully insured to a self-funded medical insurance plan. The Company contracted with an administrative service company or a "third party administrator" to supervise and administer the program and act as the Company's fiduciary and representative. The Company has reduced its risk under this self-funded plan by purchasing both specific and aggregate stop-loss insurance coverage for individual claims and total annual claims in excess of prescribed limits. The Company records estimates for claim liabilities based on information provided by the third-party administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. The Company regularly monitors its estimated insurance-related liabilities. Actual claims experience may differ from the Company's estimates. Costs related to the administration of the plan and related claims are expensed as incurred. The total liability for self-funded medical insurance was $54,000 as of December 31, 2012 and is included within other accrued expenses in the balance sheet.

Deferred Taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Earnings per Common Share (EPS) - Basic EPS is calculated using net income divided by the weighted average of common shares outstanding. Diluted EPS is similar to Basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares, when dilutive, that would have been outstanding if the potential dilutive common shares, such as those shares subject to options, had been issued.

Shares used in the calculation of diluted EPS are summarized below:

	2012	2011
Weighted average common shares outstanding	1,988,066	1,981,848
Dilutive effect of stock options	2,781	4,193
Weighted average common and common equivalent shares outstanding	1,990,847	1,986,041

At December 31, 2011, options to purchase 5,000 shares of common stock with a weighted average exercise price of $8.08 were outstanding, but were excluded from the computation of common share equivalents because they were anti-dilutive. There were no anti-dilutive options at December 31, 2012.

Employee Stock Plan - The Company accounts for employee stock options under the provision of ASC 718 Compensation – Stock Compensation.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful trade receivables, the reserve for inventory obsolescence, self-funded health insurance, and the valuation allowance for deferred tax assets.

2. INCOME TAXES

Income tax expense for the years ended December 31, 2012 and 2011 consists of the following:

	2012	2011
Current:		
Federal	$ 319,000	$ 162,000
State	2,000	3,000
	321,000	165,000
Deferred	30,000	180,000
	$ 351,000	$ 345,000

The expected provision for income taxes, computed by applying the U.S. federal income tax rate of 35% in 2012 and 2011 to income before taxes, is reconciled to income tax expense as follows:

	2012	2011
Expected provision for federal income taxes.	$ 365,700	$ 365,100
State income taxes, net of federal benefit	(400)	2,200
Domestic manufacturers deduction	(31,800)	(18,600)
Non-deductible meals, entertainment, and life insurance	20,800	20,700
Research and development credit	-	(15,900)
Other	(3,300)	(8,500)
	$ 351,000	$ 345,000

Net deferred tax liabilities consist of the following as of December 31, 2012 and 2011:

	2012	2011
Deferred tax assets:		
Accrued vacation	$ 25,000	$ 23,000
Inventories	101,000	107,000
Allowance for doubtful accounts	5,000	8,000
Allowance for sales returns	11,000	10,000
Capital loss carryforward	323,000	323,000
Less valuation allowance	(323,000)	(323,000)
	142,000	148,000
Deferred tax liabilities:		
Property and equipment and other assets	(324,000)	(305,000)
Prepaid expenses	-	(4,000)
Intangible assets	(42,000)	(33,000)
Net deferred tax liabilities	$ (224,000)	$ (194,000)

The deferred tax amounts described above have been included in the accompanying balance sheet as of December 31, 2012 and 2011 as follows:

	2012	2011
Current Assets	$ 142,000	$ 144,000
Noncurrent liabilities	(366,000)	(338,000)
	$ (244,000)	$ (194,000)

At December 31, 2012 and 2011, the Company established a valuation allowance against its deferred tax asset related to the Company's $919,000 loss on its investment in non-marketable equity securities since it is more likely that the deferred tax asset will not be realized. The deferred tax asset and valuation allowance at December 31, 2012 and December 31, 2011 was $323,000. As of December 31, 2012 the capital loss can be carried forward two years and must be offset by a capital gain.

It has been the Company's policy to recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2012 and 2011, there was no liability for unrecognized tax benefits.

The Company is subject to federal and state taxation. The material jurisdictions that are subject to examination by tax authorities primarily include Minnesota and the United States, for tax years 2009, 2010, 2011 and 2012.

3. INTANGIBLE ASSETS

Intangible assets consist of patents, patent applications, licenses and covenants not to compete arising from business combinations. Capitalized patent application costs are included with patents. Intangible assets are amortized on a straight-line basis over their estimated useful lives or terms of their agreement, whichever is shorter. The Company wrote off costs related to patent applications of $23,000 in 2012 and $1,000 in 2011. No other impairment adjustments to intangible assets were made during the years ended December 31, 2012 or 2011.

Intangible assets at December 31, 2012 and 2011 consist of the following:

	December 31, 2012		December 31, 2011	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Patents	$ 384,464	$ (141,447)	$ 350,816	$ (130,166)
Licenses	100,000	(83,334)	100,000	(75,628)
Non-compete agreements	303,000	(257,326)	303,000	(221,660)
	$ 787,464	$ (482,107)	$ 753,816	$ (427,454)

Aggregate amortization expense:	2012	2011
For the years ended December 31	$54,653	$50,471

Estimated amortization expense for the years ending December 31:	
2013	$50,000
2014	21,000
2015	17,000
2016	14,000
2017	14,000

In connection with the license agreements, the Company has agreed to pay royalties ranging from 3% to 5% on the sales of products subject to the agreements. The Company incurred $87,000 of expense under these agreements during 2012, and $94,000 during 2011 which have been included in selling, general and administrative expenses in the Statements of Income.

4. RETIREMENT PLAN

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code. Such deferrals accumulate on a tax-deferred basis until the employee withdraws the funds. The Company contributes up to 5% of each eligible employee's compensation. Total retirement expense for the years ended December 31, 2012 and 2011 was approximately $204,000 and $194,000, respectively.

5. SEGMENT INFORMATION

The Company's reportable segments are strategic business units that offer different products and have varied customer bases. There are four reportable segments: Domestic, Export, IKONICS Imaging and Other. Domestic sells screen printing film, emulsions, and inkjet receptive film to distributors located in the United States and Canada. IKONICS Imaging sells photo resistant film, art supplies, glass, metal medium and related abrasive etching equipment to end user customers located in the United States and Canada. The Other segment includes products and customers for etched composites, ceramics, glass and silicon wafers along with sound deadening technology to the aerospace industry, which the Company defines as Micromachining. In addition, the Other segment includes products and customers related to proprietary inkjet technology used for mold texturing and referred to by the Company as Digital Texturing (DTX). Export sells primarily the same products as Domestic and the IKONICS Imaging products not related to Micromachining or DTX. The accounting policies applied to determine the segment information are the same as those described in the summary of significant accounting policies included in Note 1.

Management evaluates the performance of each segment based on the components of divisional income, and does not allocate assets and liabilities to segments except for trade receivables which is allocated based on the previous segmentation. Financial information with respect to the reportable segments follows:

For the year ended December 31, 2012:

	Domestic	Export	IKONICS Imaging	Other	Unallocated*	Total
Net sales	$ 7,118,912	$ 5,523,177	$ 3,708,987	$ 961,331	$ -	$ 17,312,407
Cost of goods sold	4,036,339	4,042,689	1,705,054	583,481	-	10,367,563
Gross profit	3,082,573	1,480,488	2,003,933	377,850	-	6,944,844
Selling, general and administrative*	1,226,107	607,453	1,099,812	808,434	1,540,381	5,282,187
Research and development*	-	-	-	-	629,776	629,776
Income (loss) from operations	$ 1,856,466	$ 873,035	$ 904,121	$ (430,584)	$ (2,170,157)	$ 1,032,881

For the year ended December 31, 2011:

	Domestic	Export	IKONICS Imaging	Other	Unallocated*	Total
Net sales	$ 6,680,562	$ 5,556,455	$ 3,582,268	$ 960,977	$ -	$ 16,780,262
Cost of goods sold	3,824,866	4,123,833	1,718,846	403,307	-	10,070,852
Gross profit	2,855,696	1,432,622	1,863,422	557,670	-	6,709,410
Selling, general and administrative*	1,241,502	581,517	1,136,907	751,136	1,460,085	5,171,147
Research and development*	-	-	-	-	512,259	512,259
Income (loss) from operations	$ 1,614,194	$ 851,105	$ 726,515	$ (193,466)	$ (1,972,344)	$ 1,026,004

* The Company does not allocate all general and administrative expenses or any research and development expenses to its operating segments for internal reporting.

Trade receivables by segment as of December 31, 2012 and December 31, 2011 were as follows:

	Dec 31, 2012	Dec 31, 2011
Domestic	$ 928,698	$ 997,937
Export	708,933	783,788
IKONICS Imaging	272,346	288,298
Other	174,674	138,954
Unallocated	(24,339)	(28,030)
Total	$ 2,060,312	$ 2,180,947

6. STOCK OPTIONS

The Company has a stock incentive plan for the issuance of up to 442,750 shares of common stock. The plan provides for granting eligible participants stock options or other stock awards, as described by the plan, at option prices ranging from 85% to 110% of fair market value at date of grant. Options granted expire up to seven years after the date of grant. Such options generally become exercisable over a three year period. A total of 119,323 shares of common stock are reserved for additional grants of options under the plan at December 31, 2012.

Under the plan, the Company charged compensation cost of $17,818 and $26,690 against income in 2012 and 2011, respectively.

As of December 31, 2012, there was approximately $16,000 of unrecognized compensation cost related to unvested share-based compensation awards granted which is expected to be recognized over the next three years.

Proceeds from the exercise of stock options were $89,028 for 2012 and $73,210 for 2011.

The fair value of options granted during 2012 and 2011 were estimated using the Black-Scholes option pricing model with the following assumptions:

	2012	2011
Dividend yield	**0%**	0%
Expected volatility	**41.8%**	40.5%-41.3%
Expected life of option	**Five years**	Five years
Risk-free interest rate	**0.8%**	1.0%-2.0%
Fair values of each option on grant date	**$2.73**	$2.75-$2.83

There were 750 options and 9,000 options granted during 2012 and 2011, respectively.

FASB ASC 718, Compensation – Stock Compensation specifies that initial accruals be based on the estimated number of instruments for which the requisite service is expected to be rendered. Therefore, the Company is required to incorporate a preexisting forfeiture rate based on the historical forfeiture expense and prospective actuarial analysis, estimated at 2%.

A summary of the status of the Company's stock option plan as of December 31, 2012 and changes during the year then ended is presented below:

Options	**Shares**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term (years)**	**Aggregate Intrinsic Value**
Outstanding at January 1, 2012	34,750	$ 6.58		
Granted	750	7.54		
Exercised	(13,888)	6.41		
Expired and Forfeited	(250)	7.39		
Outstanding at December 31, 2012	21,362	$ 6.72	2.38	$ 29,814
Vested or expected to vest at December 31, 2012	21,362	$ 6.72	2.38	$ 29,814
Exercisable at December 31, 2012	13,691	$ 6.22	1.79	$ 26,008

The weighted-average grant date fair value of options granted was $2.73 and $2.82 for the years ended December 31, 2012 and 2011, respectively. The total intrinsic value of options exercised was $32,650 for the year ended December 31, 2012 and $20,687 for the year ended December 31, 2011.

The following table summarizes information about stock options outstanding at December 31, 2012:

	Options Outstanding			**Options Exercisable**	
Range of Exercise Price	Number Outstanding at December 31, 2012	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable at December 31, 2012	Weighted-Average Exercise Price
$5.00-$5.99	6,362	1.31	$ 5.00	6,362	$ 5.00
$6.00-$6.99	2,500	0.58	$ 6.71	2,500	$ 6.71
$7.00-$8.99	12,500	3.28	$ 7.60	4,829	$ 7.56
	21,362	2.38	$ 6.72	13,691	$ 6.22

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances primarily in two financial institutions. As of December 31, 2012, the balance at one of the institutions exceeded the Federal Deposit Insurance Corporation coverage.

Trade receivables are financial instruments that also expose the Company to concentration of credit risk. The large number of customers comprising the Company's customer base and their dispersion across different geographic areas limits such exposure. In addition, the Company routinely assesses the financial strength of its customers and maintains an allowance for doubtful accounts that management believes will adequately provide for credit losses.

8. LINE OF CREDIT

The Company has a $1,250,000 bank line of credit that provides for working capital financing. This line of credit is subject to annual renewal on each October 30, is collateralized by trade receivables and inventories, and bears interest at 2.5 percentage points over 30-day LIBOR. There were no outstanding borrowings under this line of credit at December 31, 2012 and 2011. There are no financial covenants related to the line of credit.

9. NON-MONETARY TRANSACTION

During 2012, the Company entered into a like-kind exchange with a customer where the Company and the Company's customer exchanged digital texturing printers. In addition to the Company receiving a printer from the customer, the Company also received $35,000. A loss of $16,000 was recognized by the Company on the exchange.

COMMON STOCK

IKONICS Corporation common stock is traded on the Nasdaq Capital Market under the symbol IKNX. For investment and stock information contact:

JON GERLACH
Chief Financial Officer

IKONICS Corporation
4832 Grand Avenue, Duluth, MN 55807
Phone: (218) 628-2217
email: jgerlach@ikonics.com

TRANSFER AGENT

WELLS FARGO SHAREOWNER SERVICES
PO Box 64854
St. Paul, MN 55164-0854

Shareholders with questions on stock holdings, transfer requirements and address changes contact Wells Fargo Bank at: (800) 468-9716

AUDITOR

MCGLADREY LLP
801 Nicollet Mall, Suite 110 West Tower
Minneapolis, MN 55802
(612) 573-8750

COUNSEL

HANFT FRIDE
1000 U.S. Bank Place
130 W. Superior Street
Duluth, MN 55802
(218) 722-4766

ADDITIONAL FINANCIAL INFORMATION

Stockholders of record automatically receive quarterly earnings information, and street name holders may do so upon written request. For a copy of the Form 10-K, as filed with the Securities and Exchange Commission, and other financial information available at no charge to stockholders, please contact:

JON GERLACH
Chief Financial Officer

IKONICS Corporation
4832 Grand Avenue, Duluth, MN 55807
Phone: (218) 628-2217
email: jgerlach@ikonics.com

ANNUAL MEETING

The Company's annual meeting will be held:

April 24, 2013 1:00 p.m.

Kitchi Gammi Club
831 E. Superior Street
Duluth, MN 55802

Board of Directors

CHARLES H. ANDRESEN
Attorney
Andresen & Butterworth P.A.
Duluth, MN
Director Since 1979

LOCKWOOD CARLSON
President
Carlson Consulting Group
Minneapolis, MN
Director Since 2009

RONDI C. ERICKSON
Chief Executive Officer (retired 2006)
Apprise Technologies, Inc.
Duluth, MN
Director Since 2000

ERNEST M. HARPER, JR.
Chief Tax Officer (retired 2010)
General Mills, Inc.
Minneapolis, MN
Director Since 2012

DAVID O. HARRIS
President
David O. Harris, Inc
Minneapolis, MN
Director Since 1965

DARRELL B. LEE
Vice President, Chief Financial Officer,
Treasurer, Secretary
MOCON, Inc.
Minneapolis, MN
Director Since 2012

H. LEIGH SEVERANCE
President
Severance Capital Management
Denver, CO
Director Since 2000

GERALD W. SIMONSON
President
Omnetics Connector Corporation
Minneapolis, MN
Director Since 1978

WILLIAM C. ULLAND
Chairman, President & CEO
IKONICS Corporation
Duluth, MN
Director Since 1972

Corporate Officers

WILLIAM C. ULLAND — **Chairman, President & CEO**

CLAUDE PIGUET — **Executive Vice President**

JON GERLACH — **Vice President, Finance, CFO**

PARNELL THILL — **Vice President, Marketing**

ROBERT D. BANKS — **Vice President, International**

KARL SHAW — **Chief Technology Officer**


Net Sales 2008 – 2012
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
2008
2009
2010
2011
2012


Net Income (Loss) 2008 – 2012
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
- $200,000
- $400,000
2008
2009
2010
2011
2012

IKONICS Five-Year History	2008	2009	2010	2011	2012
Net Sales	$15,854,484	$15,121,617	$16,517,338	$16,780,262	$17,312,407
Pretax Income (Loss)	$1,085,134	$(11,360)	$1,553,920	$1,043,257	$1,044,931
Net Income (Loss)	$814,134	$(307,360)	$1,113,920	$698,257	$693,931
Net Cash Provided by Operations	$1,125,668	$1,374,114	$1,601,369	$793,532	$1,181,950
Return on Sales	5.1%	(2.0%)	6.7%	4.2%	4.0%
Return on Assets	6.5%	(2.6%)	8.5%	4.9%	5.3%
Return on Avg. Stockholders' Equity	7.2%	(2.7%)	9.6%	5.5%	5.6%
Debt to Equity	9.2%	8.8%	7.8%	9.1%	11.8%
Diluted EPS	$0.40	$(0.16)	$0.56	$0.35	$0.35
Stock price: High	$10.50	$8.29	$8.00	$8.94	$9.45
Low	$5.25	$4.00	$6.30	$6.90	$7.03
Close	$5.74	$6.30	$7.25	$7.57	$8.05
Weighted Average Common Shares Outstanding - Diluted	2,053,733	1,973,739	1,973,447	1,986,041	1,990,847
Total Assets	$12,486,429	$11,997,272	$13,141,931	$14,167,458	$13,184,276
Total Liabilities	$1,052,789	$971,186	$948,984	$1,176,915	$1,389,531
Total Stockholders' Equity	$11,433,640	$11,026,086	$12,192,947	$12,990,543	$11,794,745
Capital Spending	$4,472,681	$90,313	$189,150	$621,598	$566,519


IKONICS®
Corporation